WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  wmslaw@tampabay.rr.com

November 10, 2011

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  ChatChing, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-176962

Dear Mr. Houseal:

We have filed on EDGAR the above Amendment No. 1.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

By:	/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation
General	We would like a further call with Trading and Markets after this filing has been made to discuss a possible No Action request as discussed in our recent conference call.
1 .	We removed all legal conclusions.
2 .	Revised per discussion with Mark Vilardo.
3 .	We revised to state “this is an offering to the public”
4 .
We eliminated references on the cover page stating that state that the Points and common stock will be offered and sold “through the procedure specified on our website.” For details about how we intend on offering and selling our securities, we have directed readers to the page of the prospectus where the plan of distribution is described in materially complete terms.

5 .	We revised and shortened the summary section and cross referenced disclosure elsewhere in the Prospectus.
6 .
Including an unqualified statement to the effect that nothing on your website will be part of this registration statement is a legal conclusion and is inappropriate unless part of a legal opinion. It is the responsibility of the company to take appropriate measures to ensure that the prospectus comprises only certain information.
We have eliminated this language as requested.

7 .
We have added a risk that we have not assessed the effectiveness of our disclosure controls and procedures or our internal controls over financial reporting. We also noted that we will not be required to provide management’s report on the effectiveness of our internal controls over financial reporting until our second annual report, and that we will be exempt from the auditor attestation requirements concerning any such report so long as we are a smaller reporting company.

8 .
Given that the nature of your offering may result in there being many thousands of record holders of your common stock, tell us what consideration you have given to the costs and administrative difficulties associated with having such a large number of record holders(e.g., costs associated with transfer agent fees, shareholder meetings and shareholder communications). You should consider including risk factor disclosure discussing these matters.
We have entered into negotiations with stock transfer agents for greatly reduced rates.  We expect these costs to be manageable and carried by the Company as normal operating expenses.
We will add a risk factor concerning this matter as suggested.

9 .	We eliminated from the risk: “However, management has agreed to increase their combined line of credit….”
10 .
Describe the various factors you considered in determining the rate at which the number of Points may be converted into your securities.
Given that the Points awarded to Consultants in this offering will be for services, the relevance of the cash purchase price paid for shares by existing shareholders to the value of services to be rendered by Consultants for Points is unclear. Please advise.

We now disclose the following under “Determination of Offering Price:”   The rate at which the number of Points may be converted into shares of common stock will vary based upon the aggregate number of Points earned by Consultants during each of the 20 allocation periods. For purposes of calculating the Registration Fee, the Board of Directors made a good faith estimate that a maximum of 2,500 Points would be converted into one share of Common Stock in each allocation period.   As the Common Stock has no par value and the Company has a negative book value, the Board believed the best estimate of the purchase price per share for Common Stock was based upon the most recent cash sale price for the common stock as there was no other objective evidence that could be use for making such a determination.

11 .
You discuss in the risk factor under the heading “Our auditor has expressed substantial doubt about our ability…” on page 15 that you will need to borrow funds from your management in the event you are not able to secure an additional $200,000. You also state on page 24 that you anticipate that the remaining development costs of approximately $12,000 will be loaned to you by management. You should describe in detail these capital requirements and potential source of funds in your liquidity and capital resources discussion. Your disclosure in this regard should emphasize that management’s statement of intent to provide capital is not enforceable and that your access to these potential sources of capital is uncertain.

We revised, but we note that management’s intent is backed by a written loan agreement.  See exhibits 10.9 – 10.19, particularly noting exhibits 10.18 and 10.19 increasing the binding obligation to loan by $125,000 each making the aggregate credit line currently available to the Company $500,000.  In addition. See new Exhibits 10.20 and 10.21 extending the due date of all amounts due under Management Lines of Credit to December 31, 2011.  See also disclosure of this on page 7 and elsewhere in the original filing.

12 .
You should avoid using legalistic or overly complex presentations that make the substance of the disclosure difficult to understand, as well as complex information copied directly from legal documents without any clear and concise explanation of the provision(s).

The entire Plan of Distribution section has been rewritten in response to comments 12 – 18 in the Comment letter.

With respect to this comment, we revised the language consistent with the guidance set forth in the comment.

13 .
Including the text of web sites and the text of forms that a Consultant must complete to invite a User is not necessary or appropriate and fails to satisfy the clear, concise and understandable requirements of Securities Act Rule 421(d). You should avoid the use of legal conclusions and court decisions (which are described in a conclusive manner that is inconsistent with the inherent uncertainty of the application of legal concepts to a particular set of facts). You should limit the text so as to include only the information necessary to inform holders of the plan of distribution in a clear, concise and understandable fashion.

This has been addressed in the substantial rewrite of this section.  We now avoid legal conclusions and court decisions and have rewritten in a clear, concise and understandable fashion.

14 .
As a related matter, given the likelihood that your Consultants will not be licensed, securities industry persons who will understand the nature of the communication restraints placed on them by the Consulting Program and Consulting Agreement, it is inappropriate to have prospectus language that is not understandable to the average investor.

We have included a new subsection in “Plan of Distribution” entitled “Certain Regulatory Matters” to address this comment.  It is also addressed in a new Risk Factor, reverence in response to Comment 17 below.

15 .
The “Q&A” format used in your plan of distribution includes descriptive information regarding how the offering will be conducted that appears unnecessarily burdened by procedural data such as the text of intended communications between the company and Consultants and between the company and potential Users and Consultants. Your plan of distribution should describe the distribution process and avoid providing details about the mechanics of communications with the Consultants and others.

This has been addressed in the substantial rewrite of this section.  We eliminated the Q & A and eliminated procedural data such as the text of intended communications between the company and Consultants and between the company and potential Users and Consultants.

16 .
Provide your analysis as to why the Consultants are not underwriters. It appears that you should name the Consultants as underwriters given that the definition of an underwriter encompasses one who “participates or has a direct or indirect participation in” the distribution of any security. As such it would appear that the Consultants are underwriters given the Consultants’ participation in the distribution of your securities through the identification of prospective Users, to whom the company will extend an offer of the Common Stock through an email sent, “at the request of one of [y]our Consultants” (see page 17), and the resulting receipt of securities.

As noted in our conference call with the staff, we have revised the entire invitation procedure to assure that the Consultants can not directly invite other persons to become Consultants or even to become Users and that the Company’s invitation at the request of a Consultant or User is only for that person to become a User and not a Consultant.  Thus, no Consultant is identifying anyone to become a Consultant and the Company’s invitation is limited to becoming a User and not to become a Consultant.

We have disclosed that Consultants may be deemed Underwriters, but give the revision in our procedure above such that there is no invitation by the Consultant or the Company to become a Consultant, i.e. “purchaser of securities,” as a matter of law it is not certain that Consultants would be deemed underwriters.

17 .
Describe for us what measures you will undertake to ensure that no such communications between current Consultants and prospective Users will take place. Clarify for investors the consequences to your company in the event such communications occur. Provide us your analysis of whether the possibility that such communications may occur is an uncertainty that presents material risks that should be disclosed.

See discussion in “Plan of Distribution – Certain Regulatory Issues” for an extensive discussion of procedures we have established to assure that no offers are made by the Company or any Consultant that would constitute an offer in violation of federal securities laws.

With respect to the portion of this comment referring to risks and consequences, we have added the following Risk Factor:

We and our Consultants may inadvertently make an offer to acquire our securities in violation of federal securities laws such as Section 5(b)(1) of the Securities Act of 1934 and may be subject to sanctions for such violations, including the suspension of this offering which would seriously impact our ability to implement our business plan.  This risk is increased for us in that these requirements are technical in nature and because our Consultants will not be licensed, securities industry persons who will understand the nature of the communication restraints placed on them by the Consulting Program and Consulting Agreement.

Federal securities laws govern the manner in which offers of securities may be legally made.  For example, Section 5(b)(1) of the Securities Act provides that it shall be unlawful for any person, directly or indirectly to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to carry or transmit any prospectus relating to any security with respect to which a registration statement has been filed under this title, unless such prospectus meets the requirements of Section 10.  Communications to potential users of our site could be deemed to be an offer of our securities and the communication may be deemed to be a prospectus that does not meet the requirements of Section 10 or any safe harbors such as Rule 134, resulting in a violation of Section 5(b)(1) of the Securities Act.  Other types of communications may be deemed offers that otherwise do not comply with federal securities laws.  Issuers violating these provisions of federal securities laws, as well as Consultants if they are deemed underwriters or agents of the issuer, may be subject to civil sanctions, including injunctive remedies and monetary penalties. The imposition of any of such sanctions on the Company may have a material adverse effect on our financial position, results of operations or cash flows.  In particular, the suspension of this offering as a result of regulatory action in response to such alleged violations would seriously impact our business plan.  Similarly, if these laws apply to our Consultants and our Consultants are found to be non-compliant with these applicable laws, they may be subject to sanctions and their action could subject us to the sanctions described above, including suspension of this offering, which could also have a negative impact on our ability to implement our business plan.  Because these requirements are technical in nature and because our Consultants will not be licensed, securities industry persons who will understand the nature of the communication restraints placed on them by the Consulting Program and Consulting Agreement, the risk of such violative conduct is increased in our case.

18 .	See 17 above
19 .	We have included a redated consent addressing this issue.
20 .
These rights and the points award system are described in the Employee/Consultant Benefit Plan, Exhibit 4.1.  See for example, Exhibit A of the Plan.  The Consulting Agreement states that the entire Plan is incorporated by reference into the Agreement.  See paragraph 3.  We believe the requested information has already been filed.  We note however that amendments to the Agreement and Plan are filed with this Amendment.

21 .	Exhibit 5.1 is revised as requested.
22 .	Exhibit 23.1 is revised as requested.
23 .	We included the undertaking pursuant to Item 512(a)(6) of Regulation S-K.
24 .	We revised the signatures as requested.